    As filed with the Securities and Exchange Commission on February 28, 2002

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  ---------------------------------------------

                                 SCHEDULE 14D-9

                                 Amendment No. 1
                                 (Rule 14D-101)

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           RAYTEL MEDICAL CORPORATION
                            (Name of Subject Company)

                           RAYTEL MEDICAL CORPORATION
                        (Name of Person Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    755107109
                      (CUSIP Number of Class of Securities)

                      ------------------------------------

                                Richard F. Bader
         Chairman of the Board of Directors and Chief Executive Officer
                           Raytel Medical Corporation
                          2755 Campus Drive, Suite 200
                               San Mateo, CA 94403

                  (Name, Address and Telephone Number of Person
                 Authorized to receive Notice and Communications
                    on Behalf of the Person Filing Statement)

                    ----------------------------------------

                                 WITH COPIES TO:
                            Dennis C. Sullivan, Esq.
                            Paul A. Blumenstein, Esq.
                        Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                               Palo Alto, CA 94301
                                 (650) 833-2000

[ ] Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

        This Amendment No. 1 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") initially filed with the Securities and Exchange Commission (the "SEC") on February 22, 2002 by Raytel Medical Corporation, a Delaware corporation (the "Company"), relating to the tender offer (the "Offer") by SHL TeleMedicine Acquisition Corp., a Delaware corporation ("SHL Acquisition") and an indirect wholly-owned subsidiary of SHL TeleMedicine Ltd., an Israeli corporation ("SHL"), to purchase all of the issued and outstanding shares of the Company's common stock par value $.001 per share (the "Shares"), at a purchase price of $10.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2002 and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1) and (a)(3) to the Schedule 14D-9.


        The information in the Schedule 14D-9, as amended hereby, including all exhibits, annexes and schedules thereto, is hereby expressly incorporated herein by reference.

        On February 28, 2002, Raytel Medical Corporation released a press release regarding a recently filed class action lawsuit in which Raytel Medical Corporation, members of its board of directors and others are named defendants.

        This Amendment No. 1 is being filed for the following purpose:

        (1) to reference the addition of information set forth under the caption "ITEM 8. ADDITIONAL INFORMATION" as set forth below; and

        (2) to reflect the addition of certain Exhibits (see ITEM 9 attached hereto).

ITEM 8. ADDITIONAL INFORMATION

        The information set forth under the caption "Item 8. Additional Information" in the Schedule 14D-9, is hereby amended and supplemented as follows:

        The information set forth in the press release issued by Raytel Medical Corporation on February 28, 2002, filed as an Exhibit to this Amendment No. 1 (see Item 9), is incorporated herein by reference.

ITEM 9. EXHIBITS

        Item 9 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following exhibits:

Exhibit Number               Title
--------------               -----
(e)(11)           Press Release, dated February 28, 2002, issued by Raytel
                  Medical Corporation reporting the filing of a lawsuit against
                  Raytel Medical Corporation, members of its board of directors, and others.

(e)(12) Complaint, filed February 13, 2002, in the Superior Court of the State of California, County of San Mateo, by March Ulrich, on Behalf of Himself and All Others Similarly Situated against
                  Raytel Medical Corporation, Frank J. Abella, Jr., Mary Lampe,
                  David E. Wertheimer, M.D., Allan Zinberg, Gene I. Miller,
                  Richard F. Bader and Does 1-15, inclusive.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        RAYTEL MEDICAL CORPORATION


Dated: February 28, 2002                By: /s/ Richard F. Bader
                                            -------------------------------
                                            Richard F. Bader
                                            Chairman of the Board Directors
                                            and Chief Executive Officer

                               INDEX TO EXHIBITS


Exhibit Number               Title
--------------               -----
(e)(11)           Press Release, dated February 28, 2002, issued by Raytel
                  Medical Corporation reporting the filing of a lawsuit against
                  Raytel Medical Corporation, members of its board of directors, and others.

(e)(12) Complaint, filed February 13, 2002, in the Superior Court of the State of California, County of San Mateo, by March Ulrich, on Behalf of Himself and All Others Similarly Situated against
                  Raytel Medical Corporation, Frank J. Abella, Jr., Mary Lampe,
                  David E. Wertheimer, M.D., Allan Zinberg, Gene I. Miller,
                  Richard F. Bader and Does 1-15, inclusive.